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                                 Exhibit (a)(3)

                             ENTRADA NETWORKS, INC.
                    FORM OF CONFIRMATION TO OFFEREES ELECTING
                     TO PARTICIPATE IN THE OFFER TO EXCHANGE


To:      Offeree

This message confirms that on July 31, 2002, Entrada Networks, Inc. cancelled options to purchase ______ shares, which you submitted for exchange under your Letter of Transmittal (Election to Participate). Entrada Networks, Inc. will grant you a new option to purchase ______ shares, with the terms and conditions described in the Offer to Exchange, during our first fiscal quarter of fiscal 2003 subject to your continued employment with Entrada Networks, Inc. or one of its subsidiaries and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Pat Wassenburger at Entrada Networks, Inc. by telephone at (949) 588-2070. Thank you.

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